

Brian Yormak · 3rd
Partner at Story Ventures
New York, New York, United States · **Contact info**
500+ connections

 Story Ventures

 University of Pennsylvania

Experience



Partner
Story Ventures
Jul 2017 – Present · 4 yrs 4 mos
New York, NY

Story is an early stage venture fund based in NYC. We invest in entrepreneurs with big visions that leverage technology and improved data processing capabilities to change the way people interact with the world. Sectors we target include cybersecurity, critical infrastructure (telecom, IT, finance), vertical AI/machine learning, and intelligent mobility, among others. The general approach is to invest across the data landscape from creation (e.g. sensors) to infrastructure (e.g. pipes/tubes of IT) to application (e.g. AI/ML).

http://www.storyventures.vc



Fellow
Venture for America
Feb 2015 – Present · 6 yrs 9 mos

Venture for America is a career accelerator for recent grads who want to learn how to build a business while making an impact. VFA Fellows receive training and join a startup in an emerging U.S. city, where we live and work for two years at one of our hundreds of partner companies. We learn hands-on what it takes to build a company, while getting the ...see more



Investor
Fontinalis Partners, LLC
Aug 2015 – Jul 2017 · 2 yrs
Detroit, MI

Fontinalis Partners is a strategic investment firm that seeks to invest in growth-stage companies operating in the next-generation mobility space. Fontinalis takes a value-added approach to helping scale its portfolio companies by combining its resources and assuming an active, hands-on role.   ...see more



Investment Banking Analyst
Societe Generale Corporate and Investment Banking - SGCIB
Jun 2014 – Jun 2015 · 1 yr 1 mo
Greater New York City Area

Participate in all phases of the transaction process including the writing of credit applications that analyze financial statements, business strategy, risks, and market environment within the Energy & Natural Resources Trade & Commodity Finance team with a focus in Agribusiness.



Summer Intern
East End Capital
Jun 2012 – Sep 2012 · 4 mos
Greater New York City Area

Education



University of Pennsylvania
Bachelor's degree, Economics

Licenses & certifications



Series 63
Financial Industry Regulatory Authority (FINRA)



Series 79
Financial Industry Regulatory Authority (FINRA)